SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31291; File No. 812-13784

BlackRock Advisors, LLC, et al.; Notice of Application

October 16, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements with Wholly-Owned Subadvisers (as defined below)

and non-affiliated subadvisers without shareholder approval and would grant relief from certain

disclosure requirements.

Applicants: BlackRock Advisors, LLC ("BlackRock Advisors"), BlackRock Funds (the "Trust"),

and FDP Series, Inc. (the "Corporation").

Filing Dates: The application was filed on June 17, 2010, and amended on November 22, 2013,

May 9, 2014, and October 3, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 10, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 55 East 52nd Street, New York, NY 10055.

For Further Information Contact: David J. Marcinkus, Senior Counsel, at (202) 551-6882, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Corporation is an open-end management investment company registered under the Act that is organized as a Maryland corporation. The Corporation is organized as a series fund (each, an "FDP Series") and currently consists of four FDP Series. The Trust is an open-end management investment company registered under the Act that is organized as a Massachusetts business trust. The Trust is organized as a series fund and currently consists of thirty-four series, only one of which, the BlackRock Multi-Manager Alternative Strategies Fund (the "Multi-Manager Fund"), currently intends to operate under the manager of managers structure described in the application (the "Manager of Managers Structure"). BlackRock Advisors is a Delaware limited liability company that is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").

2.   Applicants request an order to permit the Adviser,[1] subject to the approval of the board of directors or trustees of the Corporation or the Trust, as applicable (each a "Board")[2], including a majority of the directors or trustees who are not "interested persons" as defined in section 2(a)(19) of the Act of the Corporation or the Trust, as applicable, or of the Adviser (the "Independent Directors"), to take certain actions without obtaining shareholder approval as follows: (i) select certain wholly-owned an non-affiliated investment advisers (each a "Subadviser"[3]) to manage all or a portion of the assets of one of more of the Subadvised Funds (as defined below) pursuant to an investment subadvisory agreement with each Subadviser (each a "Subadvisory Agreement"), and (ii) materially amend Subadvisory Agreement with such Subadvisers.[4] Applicants request that the relief apply to the named applicants, as well as to any future FDP Series of the Corporation, any other existing or future series of the Trust, and any other existing or future registered open-end management investment company or series thereof[5] that relies on the requested relief and (a) is advised by an Adviser, (b) uses Manager of Managers Structure, and (c) complies with the terms and conditions set forth in the application (the

---

[1] The term "Adviser" means (i) BlackRock Advisors and (ii) any entity controlling, controlled by or under common control with, BlackRock Advisors or its successor. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The term "Board" includes the board of directors or trustees of a Subadvised Fund.

[3] A "Subadviser" for a Subadvised Fund is (a) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Subadvised Fund; (b) a sister company of the Adviser for that Subadvised Fund that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (a) and (b), a "Wholly-Owned Subadviser" and collectively, the "Wholly-Owned Subadvisers"), or (c) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the applicable Subadvised Fund, the Corporation or the Trust, as applicable, or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to a Subadvised Fund (each, a "Non-Affiliated Subadviser").

[4] Shareholder approval will continue to be required for any other subadviser changes and material amendments to an existing subadvisory agreement with any subadviser other than a Non-Affiliated Subadviser or Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Subadviser Changes"), except as otherwise permitted by applicable law or by rule.

[5] Any such existing or future series or investment company and any existing or future series of the Corporation or the Trust, a "Fund."

"Subadvised Funds," and each a "Subadvised Fund").[6] The requested relief will not extend to any

subadviser, other than a Wholly-Owned Subadviser, who is an affiliated person, as defined in

section 2(a)(3) of the Act, of the Subadvised Fund or of the Adviser, other than by reason of

serving as a subadviser to one or more of the Subadvised Funds ("Affiliated Sub-Adviser").

     3.   BlackRock Advisors currently serves as investment adviser to each FDP Series

and to the Multi-Manager Fund, pursuant to investment advisory agreements with the

Corporation and the Trust, respectively (each, an "Investment Advisory Agreement").[7] Any

other Adviser will be registered with the Commission as an investment adviser under the

Advisers Act. The terms of each Investment Advisory Agreement comply with section 15(a) of

the Act, and applicants are not seeking an exemption from the provisions of the Act with respect

to the Investment Advisory Agreements.

     4.   Applicants state that, under the terms of each Investment Advisory Agreement,

subject to and in accordance with the investment objective and policies of a Subadvised Fund

and any directions which the Board may issue to the Adviser, the Adviser has overall

responsibility for the general management and investment of the assets and securities portfolios

of the Subadvised Fund. In addition, the Adviser shall develop the overall investment program

and strategies for the Subadvised Fund, or segments thereof, shall revise such program as

necessary, and shall monitor and report periodically to the Board concerning the implementation

of the program. For the investment management services it provides to a Subadvised Fund, the

---

[6] All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. All funds that currently are, or that currently intend to be, Subadvised Funds (as defined below) are identified in the application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Subadvised Fund contains the name of a Subadviser (as defined below), the name of the Adviser that serves as the primary adviser to that Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Subadviser.

[7] The term "Investment Advisory Agreement" includes each investment advisory agreement entered into by an Adviser with, or on behalf of, a Subadvised Fund that in the future seeks to rely on the order.

Adviser receives the fee specified in the Investment Advisory Agreement. Each Investment Advisory Agreement permits the Adviser, subject to the approval of the Board, to appoint one or more subadvisers to perform investment advisory services with respect to a Subadvised Fund. Applicants represent that, to the extent applicable, the Adviser shall research and evaluate subadvisers and shall advise the Board of the subadvisers that the Adviser believes are best-suited to invest the assets of a Subadvised Fund; shall monitor and evaluate the performance of each Subadviser; shall determine the portion of a Subadvised Fund's assets to be managed by each Subadviser; shall recommend to the Board changes or additions of Subadvisers when appropriate; and shall coordinate the investment activities of the Subadvisers. In addition, Applicants state that the Adviser may directly manage a portion or, from time to time, all of the assets of a Subadvised Fund.

5.   Pursuant to the authority under the Investment Advisory Agreements, the Adviser has entered into subadvisory agreements with subadvisers with respect to the existing FDP Series and the Multi-Manager Fund. Applicants state that each of the current subadvisory agreements relating to the FDP Series and the Multi-Manager Fund has been approved by the respective Board, including by a majority of the Independent Directors, and the shareholders of the respective FDP Series and the Multi-Manager Fund, in accordance with Sections 15(a) and 15(c) of the Act and Rule 18f-2 under the 1940 Act. Applicants further state that, in the future, the Adviser may enter into new, additional or amended Subadvisory Agreements on behalf of the FDP Series, the Multi-Manager Fund or other Subadvised Funds, subject to (i) applicable Board and Independent Director approval and (ii) (a) any required shareholder approval or (b) any and all applicable terms and conditions set forth in the application. The terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the Act.

6.   Each current subadviser is, and any future Subadviser will be either registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. Applicants state that the specific investment decisions for each Subadvised Fund will be made by that Subadviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board. For its services to a Subadvised Fund, a Subadviser will receive a fee paid by the Adviser from the fee the Adviser receives from the Subadvised Fund. None of the Subadvised Funds is responsible for paying subadvisory fees to any Subadviser.

7.   Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[8] and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants state that, in the circumstances described in the application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than

---

9 A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

the proposed Multi-manager Information Statement. Applicants also state that the applicable

Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering

into or amending Subadvisory Agreements.

8.   Applicants also request an order under section 6(c) of the Act exempting the

Subadvised Fund from certain disclosure obligations that may require each Subadvised Fund to

disclose fees paid by the Adviser to a subadviser. Applicants seek relief to permit each Subadvised

Fund to disclose (as a dollar amount and a percentage of the Subadvised Fund's net assets) only:

(a) the aggregate fees paid to the Subadvised Fund's Adviser and any Wholly-Owned Subadvisers;

(b) the aggregate fees paid to Non-Affiliated Subadvisers; and (c) the fee paid to each Affiliated

Subadviser (collectively, the "Aggregate Fee Disclosure"). All other items required by Sections 6-

07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an

investment adviser to a registered investment company "except pursuant to a written contract,

which contract, whether with such registered company or with an investment adviser of such

registered company, has been approved by the vote of a majority of the outstanding voting

securities of such registered company." Rule 18f-2 under the Act provides that each series or class

of stock in a series investment company affected by a matter must approve that matter if the Act

requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement

of additional information the method of computing the "advisory fee payable" by the investment

company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees..

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund's financial statements to disclose information concerning fees paid to a subadviser.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants assert that their requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review

and approval of the Board, to select the Subadvisers that the Adviser has reasonably determined

are well suited to achieve the Subadvised Fund's investment objective. Applicants assert that,

from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to

the role of the individual portfolio managers employed by an investment adviser to a traditional

investment company with a single investment adviser (a "Single-Manager Fund"). Applicants

believe that permitting the Adviser to perform the duties for which the shareholders of the

Subadvised Fund are paying the Adviser (which include the selection, supervision and evaluation

of the Subadvisers) – without incurring unnecessary delays or expenses is appropriate in the

interest of the Subadvised Fund's shareholders and will allow such Subadvised Fund to operate

more efficiently.

7.   Applicants state that a Subadvised Fund will be required to obtain shareholder

approval of the Manager of Managers Structure before relying on the requested order.

Applicants assert that conditions 6, 10, and 11 are designed to provide the Board with sufficient

independence and the resources and information it needs to monitor and address any conflicts of

interest.

8.   Applicants believe that relief from disclosure of the individual fees that the

Adviser would pay to the Subadvisers is necessary or appropriate in the public interest,

consistent with the protection of investors and consistent with the purposes fairly intended by the

policy and provisions of the Act, and should be granted for the following reasons: (1) the

Adviser will operate the Subadvised Funds using the services of one or more Subadvisers in a

manner different from that of Single-Manager Funds such that disclosure of the individual fees

that the Adviser or Subadvised Funds would pay to each Subadviser would not be relevant to a shareholder or prospective shareholder in understanding the aggregate amount that the fund would pay for investment advisory services; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner, for example, by facilitating the Adviser's ability to negotiate and manage subadvisory relationships; and (3) the relief is subject to a number of conditions that adequately address disclosure concerns.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[9]

1.   Before a Subadvised Fund may rely on the order requested in the application, the operation of the Subadvised Fund in the manner described in the application, including the hiring of Wholly-Owned Subadvisers, will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

---

[9] A Subadvised Fund relying on the order granted hereunder will comply with conditions 7, 8, 9 and 12 only if it relies on the relief that would allow it to provide Aggregate Fee Disclosure.

3.	The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets, and, subject to the review and approval by the Board, the Adviser will (a) set a Subadvised Fund's overall investment strategies, (b) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets, and (c) implement procedures reasonably designed to ensure that the Subadvisers comply with the Subadvised Fund's investment objectives, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate the Subadvised Fund's assets among multiple Subadvisers; and (b) monitor and evaluate the performance of the Subadvisers.

4.	A Subadvised Fund will not make any Ineligible Subadviser Changes without the approval of the shareholders of the applicable Subadvised Fund.

5.	Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

6.	At all times, at least a majority of the Board will be Independent Directors, and the selection and nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

7.	Independent Legal Counsel, as defined in rule 0-1(a)(16) under the Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then-existing Independent Directors.

8.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

9. Whenever a subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. Whenever a subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser or Wholly-Owned Subadviser derives an inappropriate advantage.

11. No Director or officer of the Trust, the Corporation, a Subadvised Fund, or partner, director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Subadviser, that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or under common control with a Subadviser.

12. Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

14.   Any new subadvisory agreement or any amendment to a Subadvised Fund's existing Investment Advisory Agreement or subadvisory agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund's shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary